Exhibit 12.1
Ratio of Earnings to Fixed Charges:
Our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

	Original Predecessor		Immediate Predecessor						Successor

		Period from July
		29, 2006	Period from					Period from	Period from
	Fiscal year	through	December 6,				Twenty-six	August 2, 2010	October 4, 2010
	ended July 28,	December 5,	2006 through	Fiscal year ended			weeks ended	to October 3,	to January 30,
	2006	2006	July 29, 2007	August 3, 2008	August 2, 2009	August 1, 2010	January 31, 2010	2010	2011

Fixed Charges
Interest expense	11,086	5,533	15,101	22,618	20,557	18,857	9,529	3,147	13,462
Capitalized interest	372	269	508	509	329	253	103	118	276
Interest factor attributable to rental expense	3,171	1,317	6,417	10,759	11,446	11,835	5,848	2,265	3,999

Total Fixed Charges	14,629	7,119	22,026	33,886	32,332	30,945	15,480	5,530	17,737

Earnings
Pre-tax income (loss) from continuing operations	16,991	664	3,914	(4,018)	(7,455)	31,725	10,747	(8,464)	(7,711)
Add: fixed charges	14,629	7,119	22,026	33,886	32,332	30,945	15,480	5,530	17,737
Add: amortization of capitalized interest	187	73	98	170	179	186	93	35	76
Deduct: interest capitalized	(372)	(269)	(508)	(509)	(329)	(253)	(103)	(118)	(276)

Total Earnings	31,435	7,587	25,530	29,529	24,727	62,603	26,217	(3,017)	9,826

Ratio of earnings to fixed charges (1)	2.1	1.1	1.2	—	—	2.0	1.7	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing earnings to fixed charges. For the purposes of calculating the ratio of earnings by fixed charges, earnings represents pre-tax income (loss) from continuing operations plus fixed charges and amortization of capitalized interest less interest capitalized. Fixed charges include: (i) interest expense and amortization of debt issuance costs; (ii) capitalized interest; and (iii) the portion of rental expense that we believe is representative of the interest component of rental expense. For fiscal year 2008, fiscal year 2009, the period from August 2, 2010 to October 3, 2010 and the period from October 4, 2010 to January 30, 2011, earnings were insufficient to cover fixed charges by approximately $4.4 million, $7.6 million, $8.5 million, and $7.9 million, respectively.